

DIVISION OF
CORPORATION FINANCE

August 4, 2010

<u>Via US Mail and Facsimile: (212) 704-2267</u>

Mr. Frank Mergenthaler
Chief Financial Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036

   RE: **The Interpublic Group of Companies, Inc.**
      Form 10-K for the year ended December 31, 2009
      Filed February 26, 2010
      File No. 1-06686

Dear Mr. Mergenthaler:

   We have completed our review of your Form 10-K and have no further comments at this time.

         Sincerely,

         /s/ Larry Spirgel
         Assistant Director